FULBRIGHT & JAWORSKI L.L.P.

A REGISTERED LIMITED LIABILITY PARTNERSHIP

666 FIFTH AVENUE, 31ST FLOOR NEW YORK, NEW YORK 10103-3198

WWW.FULBRIGHT.COM

WNIMETZ@FULBRIGHT.COM DIRECT DIAL: (212) 318-3384	TELEPHONE: FACSIMILE:	(212) 318-3000 (212) 318-3400

June 3, 2009

VIA EDGAR AND FEDEX

Ms. Barbara C. Jacobs

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-3561

Re:	Medidata Solutions, Inc. Registration Statement on Form S-1 Filed January 26, 2009
File No. 333-156935

Dear Ms. Jacobs:

On behalf of Medidata Solutions, Inc. (the “Registrant”), we hereby submit to you Amendment No. 3 (“Amendment No. 3”) to the Registrant’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”), which reflects changes made in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 1, 2009 to Tarek A. Sherif, pertaining to Amendment No. 2 to the Registration Statement. In addition, Amendment No. 3 reflects the inclusion of disclosure relating to assumed pricing information and the participation of selling stockholders if the underwriters exercise their over-allotment option.

All responses to the Staff’s comments set forth in this letter are submitted on behalf of the Registrant at its request. All responses to accounting comments were prepared by the Registrant in consultation with its independent auditors. To facilitate your review, we have set forth in this letter each of the Staff’s comments with the Registrant’s corresponding response below. We have marked the enclosed Amendment No. 3 to show changes and all references to page numbers in the Registrant’s responses below pertain to the page numbers in the marked version of Amendment No. 3 submitted herewith.

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 3, 2009

Amendment No. 2 to Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Internal Controls over Financial Reporting, page 42

1.	You indicate that, together with your independent registered public accounting firm, you identified material weaknesses in revenue and expense cut-off in connection with the audit of your consolidated financial statements for the years ended December 31, 2006 and 2007. Please revise your disclosure throughout this section to specifically address the restatement you reported in Note 2 of your consolidated financial statements. As part of your response, tell us whether you consider the restatement of your December 31, 2008 financial statements to be indicative of the previously identified material weaknesses, a separate material weakness, or not a material weakness.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment to clarify that the restatement is the result of the previously identified material weaknesses. Please see page 43 of Amendment No. 3.

Critical Accounting Polities

Stock-Based Compensation

Significant Factors, Assumptions and Methodologies Used in Determining the Fair Value of our Capital Stock, page 45

2.	We note your response to prior comment 5 of our letter dated April 6, 2009 and remind you to revise your disclosures to include a discussion of each significant factor contributing to the difference between the estimated IPO price and the fair value of your common stock at each valuation date upon determination of your IPO price.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment. Please see page 49 of Amendment No. 3.

Ms. Barbara C. Jacobs

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 3, 2009

If you have any comments or questions to the foregoing responses or referenced revisions, please feel free to contact the undersigned at (212) 318-3384, Bill Stelwagon at (212) 318-3166 or Donald Ainscow at (212) 318-3358.

Very truly yours,

/s/ Warren J. Nimetz

Warren J. Nimetz

Enclosures

cc:   Michael F. Johnson, Esq., Staff Attorney

Jennifer Fugario, Staff Accountant

Mark Shannon, Staff Accountant

Tarek A. Sherif, Medidata Solutions, Inc.

Michael I. Otner, Esq., Medidata Solutions, Inc.

Paul Jacobs, Esq., Fulbright & Jaworski L.L.P.

William M. Stelwagon, Esq., Fulbright & Jaworski L.L.P.

Donald G. Ainscow, Esq., Fulbright & Jaworski L.L.P.